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                                 EXECUTION COPY

                             SHAREHOLDERS' AGREEMENT

      This Shareholders' Agreement is made and entered into this 18th day of August, 1997 by and between LCA-Vision Inc., a Delaware corporation ("LCA"), Summit Technology, Inc., a Massachusetts corporation ("Summit") and the LCA shareholders listed on Schedule A hereto ("Shareholders").

      WHEREAS, the LCA and Summit have entered into a certain Acquisition Agreement dated as of even date herewith (the "Acquisition Agreement") pursuant to which LCA is acquiring from Summit all of its shares of common stock of Refractive Centers International, Inc., a Delaware Corporation ("RCII"), in consideration for shares of LCA common stock; and

      WHEREAS, one of the conditions to the closing of the Acquisition Agreement is the execution and delivery of this Shareholders' Agreement.

      NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

      Capitalized terms used in this Agreement and not otherwise defined shall have the meanings ascribed to them in the Acquisition Agreement.



                                   ARTICLE II

                               BOARD OF DIRECTORS

      2.1 Nomination of Directors. For the term of this Agreement, the Shareholders agree, consistent with their fiduciary duties in any and all capacities as shareholders, officers and directors of LCA, to cause LCA, whether itself or through its Board of Directors (the "Board") or a committee thereof,
(a) to set the number of directors that constitute the full Board at five (5) and (b) to nominate individuals for election to the Board at each annual meeting of the shareholders of LCA in the manner provided in this Agreement (the "Designated Nominees"). The following individuals shall be the initial Designated Nominees:


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      Stephen N. Joffe
      John C. Hassan
      John H. Gutfreund
      Ronald Herskowitz
      William O. Coleman

      2.2 Alternate Designated Nominees. If there is a vacancy in the Board occurring between annual meetings, or if one or more of the initial Designated Nominees shall decline to stand for election to the Board, the Shareholders and Summit shall appoint one or more alternate Designated Nominees (each an "Alternate Designated Nominee") in the following manner. The Shareholders shall select an individual to serve as the Alternate Designated Nominee, which individual shall be independent both of LCA (except through proposed service as a member of the Board) and of the Shareholders. The selected individual shall be subject to Summit's approval, which shall not unreasonably be withheld. Summit's approval shall be deemed given if Summit has not responded to the Shareholders within thirty (30) days of notice of the identity of the selected individual. Upon selection and approval, such Alternate Designated Nominee shall for all purposes be deemed a Designated Nominee under this Agreement.

      2.3 Voting of Shares. In any and all elections of directors of the Board, whether in person or by proxy at a meeting of LCA shareholders, or at a meeting of the Board called for the purpose of filling a vacancy in the Board (to the extent not inconsistent with the fiduciary duties of any director who is also a Shareholder), the Shareholders and Summit shall vote all shares of LCA stock owned by them to elect the Designated Nominees to the Board and shall vote against any proposal that would violate any term or provision of this Agreement.



                                   ARTICLE III

                            COVENANTS OF SHAREHOLDERS

      3.1 Payment of LCA Shareholder Debt. The Shareholders agree that they will not accept, demand or request any payment on the LCA Shareholder Debt unless the earnings of LCA for the prior fiscal year (before taxes, amortization of goodwill and depreciation, net of capital expenditures for such fiscal year) exceeded One Million Dollars ($1,000,000), and agree that payment in such event may be made only to the extent of twenty-five percent (25%) of such excess. The Shareholders understand and agree that LCA shall cause the instruments representing the LCA Shareholder Debt to contain a legend to the effect of the foregoing.

      3.2 Conversion of LCA Preferred Stock. The Shareholders agree that the per share Conversion Price of the LCA Interim Series Preferred Stock shall not be less than Three and 50/100 Dollars ($3.50) per share.


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      3.3   Arms' Length Transactions. During the term of this Agreement, none of the Shareholders shall enter into any transaction with LCA unless such transaction is at fair market value and approved by a majority of LCA's independent directors.



                                   ARTICLE IV

                                  MISCELLANEOUS

      4.1 Binding Effect. This Agreement shall be binding upon the parties hereto and their respective heirs, successors and assigns. All shares of LCA Common Stock and LCA Preferred Stock at any time owned by a party to this Agreement shall be subject to this Agreement. Shares of LCA Common Stock and LCA Preferred Stock can be transferred by a party only if the transferee of such shares agrees to be bound by this Agreement, except for transfers by Summit pursuant to or not in violation of this Agreement or the Registration Rights Agreement or to any Person who is not an Affiliate of Summit.

      4.2 Duration of Agreement. This Agreement shall remain in effect until the earlier of (i) the date which is five (5) years from the date of this Agreement, and (ii) the date on which Summit owns less than five percent (5%) of the issued and outstanding shares of LCA Common Stock. At any time that Summit owns less than such percentage, this Agreement shall terminate and be of no further force and effect, without the necessity of any action on the part of any of the parties hereto.

      4.3 Injunctive Relief. It is acknowledged that it would be impossible to measure the damages that would be suffered by a party to this Agreement if the other parties were to fail to comply with the provisions of this Agreement, and that in the event of any such failure, monetary damages would not provide the injured party an adequate remedy. The parties shall, therefore, be entitled to seek specific performance and injunctive relief for any breach of this Agreement in a court of competent jurisdiction.

     4.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without application of principles of conflict of laws, any suit for the enforcement of this Agreement may be brought in the courts of that state and all parties consent to the exclusive jurisdiction of such courts and to service of process in any such suit being made upon any party by mail at their respective addresses set forth in below.

     4.5 Notices. All notices hereunder shall be in writing and shall be deemed to have been duly given when actually received. Notices hereunder may be given (i) by hand, (ii) by certified mail, postage prepaid, return receipt requested, (iii) by a courier service which guaranties delivery within one business day or (iv) by telecopy to a party; in each case to the parties at their


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respective addresses set forth below, or to such other address as a party may specify by notice:


If to Summit or RCII:                   If to LCA:

Summit Technology, Inc.                 LCA-Vision, Inc.
21 Hickory Drive                        7840 Montgomery Road
Waltham, MA  02154                      Cincinnati, OH 45236
Attn:  Chief Executive Officer          Attn:  President

with a copy to:                         with a copy to:

Goldstein & Manello, P.C.               Dinsmore & Shohl, L.L.P.
265 Franklin Street                     1900 Chemed Center
Boston, MA  02110                       255 East Fifth Street
Attn:  Lauren Jennings, Esq.            Cincinnati, OH 45202-3172
                                        Attn:  Charles F. Hertlein, Jr., Esq.

If to the Shareholders:

Stephen N. Joffe, M.D.                  Sandra F.W. Joffe
8750 Red Fox Lane                       8750 Red Fox Lane
Cincinnati, Ohio 45243                  Cincinnati, Ohio 45243

Craig P.R. Joffe
22 Bigelow Street, #2B
Cambridge, MA 02139

      4.6 Waiver. Waiver of any provision of this Agreement, in whole or in part, in any one instance shall not constitute a waiver of any other provision in the same instance, nor any waiver of the same or another provision in another instance, but each provision shall continue in full force and effect with respect to any other then-existing or subsequent breaches.

      4.7 Entire Agreement. This Agreement, together with the Acquisition Agreement, the Confidentiality Agreement and the Registration Rights Agreement constitutes the entire agreement between the parties hereto with respect to its subject matter, superseding all prior negotiations, communications, contracts and other agreements, courses of dealing and the like between or among the parties.

      4.8 Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and this Agreement shall be interpreted as if such provision or provisions were not a part hereof. Moreover, if any provision of this Agreement shall for any reason be held to be excessively broad as to time, duration, geographical scope, activity or subject, it shall be construed by


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limiting and reducing it, so as to be enforceable to the extent compatible with applicable laws as they shall then be in force.

      4.9 Amendment. This Agreement may be amended, modified or terminated, and any right under this Agreement may be waived in whole or in part, only by a writing signed by all parties hereto.

      4.10 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

      4.11 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall constitute one and the same instrument.

      4.12 Defaults. Any breach or default by a party under the Acquisition Agreement shall be deemed a default by such party under this Agreement.

      IN WITNESS WHEREOF, the parties hereto, by their duly authorized officers in the case of corporate parties, have executed this Agreement under seal, as of the day and year first above written.

SUMMIT TECHNOLOGY, INC.                 LCA-VISION INC.


By:/s/Robert J. Palmisano             By: /s/Stephen N. Joffe
   __________________________             __________________________
   Robert J. Palmisano, Chief             Stephen N. Joffe, President
    Executive Officer


SHAREHOLDERS:

/s/Stephen N. Joffe
_______________________
Stephen N. Joffe

/s/Sandra F.W. Joffe
_______________________
Sandra F.W. Joffe

/s/Craig P.R. Joffe
_______________________
Craig P.R. Joffe



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                                   SCHEDULE A




                                Stephen N. Joffe

                                Sandra F.W. Joffe

                                Craig P.R. Joffe